1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Philips Completes Exit of TSMC Shareholding
Hsinchu, Taiwan, R.O.C. — August 14, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that the multi-phased plan for Philips’ exit from its TSMC shareholding, as announced in March 2007, has come to an orderly and successful conclusion.
Philips today sold all of its remaining TSMC common shares through a block trade to long-term financial investors mutually agreed by Philips and TSMC.
Ms. Lora Ho, TSMC Vice President and Chief Financial Officer said: “We are pleased that Philips has successfully exited its holding of TSMC shares. In addition, this block trade does not alter TSMC’s stock buyback program which started on August 13. Meanwhile, we reiterate our commitment to maintaining our current annual cash dividend per share or steadily increase the amount.”
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TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 14, 2008	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer